Consent of Independent Registered Public Accounting Firm

The Board of Trustees of The MainStay Funds,
and the Board of Directors of ICAP Funds, Inc. :

We consent to the use of our reports dated December 22, 2008, with respect to the financial statements of the MainStay Mid Cap Value and MainStay Value Funds, each a series of The MainStay Funds, and the MainStay ICAP Equity, MainStay ICAP Global, MainStay ICAP International, and MainStay ICAP Select Equity Funds, each a series of ICAP Funds, Inc., as of October 31, 2008, incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights”, “Independent Registered Public Accounting Firm”, and “Financial Highlights of MainStay ICAP Select Equity Fund” in the Proxy Statement/Prospectus and Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
July 15, 2009